Exhibit 99.2

Celyad Oncology SA

Unaudited interim consolidated statement of comprehensive income

(€‘000)	For the three-month period ended March 31,
	2022	2021
Revenue	—	—
Cost of sales	—	—
Gross profit	—	—
Research and Development expenses	(4.978)	(4 739)
General & Administrative expenses	(2.750)	(2 341)
Change in fair value of contingent consideration	(55)	(2 220)
Other income	1.123	670
Other expenses	(888)	(145)
Operating Loss[1]	(7.549)	(8 774)
Financial income	39	140
Financial expenses	(63)	(66)
Loss before taxes	(7.573)	(8 701)
Income taxes	—	—
Loss for the period	(7.573)	(8 701)
Basic and diluted loss per share (in €)	(0.34)	(0.61)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Remeasurements of post-employment benefit obligations, net of tax	—	—
Items that may be subsequently reclassified to profit or loss	(16)	8
Currency translation differences	(16)	8
Other comprehensive income / (loss) for the period, net of tax	(16)	8

Total comprehensive loss for the period	(7.589)	(8 693)
Total comprehensive loss for the period attributable to Equity Holders	(7.589)	(8 693)

[1]

The operating loss arises from the Company’s loss for the period before deduction of Financial income, Financial expenses and Income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

Celyad Oncology SA

Unaudited interim consolidated statement of financial position

(€’000)	March 31, 2022	December 31, 2021
NON-CURRENT ASSETS	43.129	45 651
Goodwill and intangible assets	35.967	36 168
Property, Plant and Equipment	3.008	3 248
Non-current Trade and Other receivables	—	2 209
Non-current Grant receivables	3.935	3 764
Other non-current assets	219	262
CURRENT ASSETS	26.088	34 292
Trade and Other Receivables	933	668
Current Grant receivables	2.413	1 395
Other current assets	2.230	2 211
Short-term investments	—	—
Cash and cash equivalents	20.512	30 018

TOTAL ASSETS	69.217	79 943

EQUITY	36.493	43 639
Share Capital	78.585	78 585
Share premium	6.317	6 317
Other reserves	33.599	33 172
Capital reduction reserve	234.562	234 562
Accumulated deficit	(316.570)	(308 997)
NON-CURRENT LIABILITIES	22.595	22 477
Bank loans	—	—
Lease liabilities	1.555	1 730
Recoverable Cash advances (RCAs)	6.087	5 851
Contingent consideration payable and other financial liabilities	14.733	14 679
Post-employment benefits	53	53
Other non-current liabilities	167	164
CURRENT LIABILITIES	10.129	13 827
Bank loans	—	—
Lease liabilities	841	902
Recoverable Cash advances (RCAs)	343	362
Trade payables	5.510	6 611
Other current liabilities	3.435	5 952

TOTAL EQUITY AND LIABILITIES	69.217	79 943